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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2006

                        Commission File Number: 001-04307

                                HUSKY ENERGY INC.
             (Exact name of registrant as specified in its charter)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   [_]             Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   [_]              No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________.

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

On February 1, 2006, Husky Energy Inc. announced early redemption of the 8.45 percent senior secured bonds issued to finance the Terra Nova Project. The press release is attached hereto as Exhibit A.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  HUSKY ENERGY INC.



                                                  By: /s/ James D. Girgulis
                                                      -------------------------
                                                      James D. Girgulis
                                                      Vice President, Legal &
                                                      Corporate Secretary


Date:  February 1, 2006


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                                                                       EXHIBIT A
                                                                       ---------

--------------------------------------------------------------------------------
[GRAPHIC OMITTED]                                                         2006
                                     NEWS

                                        HUSKY ENERGY INC.

                                        BUILDING ON THE HORIZON
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                                                                February 1, 2006
For immediate release

                      HUSKY ENERGY REDEEMS TERRA NOVA BONDS

CALGARY, ALBERTA - Mr. John C.S. Lau, President & Chief Executive Officer, Husky Energy Inc., announced an early redemption of the 8.45 percent senior secured bonds issued by Husky to finance the Terra Nova Project. The outstanding principal of U.S.$85 million was successfully redeemed on February 1, 2006.

"We are pleased that the strength of Husky's financial position and ongoing cash flows allow for the early redemption of these bonds and the release of the associated security," said Mr. Lau.

The Terra Nova Bonds were originally issued for U.S.$250 million in 1999 to finance the development of the Terra Nova oilfield, located in the Jeanne d'Arc Basin offshore Newfoundland and Labrador. In 2000, a partial redemption of U.S.$71 million was made following a reduction in Husky's interest in the field. The field commenced production in 2002. The bonds were secured by a charge over Husky's interest in the field and carried a coupon of 8.45 percent. The bonds were repayable from Terra Nova cash flows and had a scheduled maturity date of February 1, 2012.

"Terra Nova and the neighbouring Husky-operated White Rose field produce light sweet crude with low operating costs and high netbacks", said Mr. Lau. "We look forward to further capitalizing on our significant position in the Jeanne d'Arc Basin as we continue exploration and exploitation activities, and leveraging our infrastructure."

HUSKY ENERGY IS A CANADIAN BASED, INTEGRATED ENERGY AND ENERGY-RELATED COMPANY HEADQUARTERED IN CALGARY, ALBERTA. HUSKY ENERGY IS PUBLICLY TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL HSE.

FORWARD LOOKING STATEMENTS - CERTAIN STATEMENTS CONTAINED IN THIS RELEASE, INCLUDING STATEMENTS WHICH MAY CONTAIN WORDS SUCH AS "COULD", "EXPECT", "BELIEVE", "WILL", "PROJECTED", "ESTIMATED" AND SIMILAR EXPRESSIONS AND STATEMENTS RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS AND ARE BASED ON HUSKY'S CURRENT BELIEF AS TO THE OUTCOME AND TIMING OF SUCH FUTURE EVENTS. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES DESCRIBE THE RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS CHANGES IN BUSINESS PLANS AND POTENTIAL DELAYS OR CHANGES IN PLANS WITH RESPECT TO DEVELOPMENT PROJECTS OR CAPITAL EXPENDITURES, THAT COULD INFLUENCE ACTUAL RESULTS. HUSKY DISCLAIMS ANY INTENTION OR OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                                      -30-



For further information, please contact:
Colin Luciuk
Manager, Investor Relations
Husky Energy Inc.
(403) 750-4938




              707 - 8 Avenue S.W., Box 6525, Station D, Calgary, Alberta T2P 3G7
              T: (403) 298-6111 F: (403) 298-7464